January 9,
2006


Mail Stop 4561

George Kanakis
1416 Morris Avenue, Suite 207
Union, New Jersey 07083

      Re:	Nuwave Technologies, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-QSB for the quarters ended June 30, 2005
		File No. 000-28606

Dear Mr. Kanakis:

      We have reviewed your response letter dated October 28, 2005 and have the following additional comments.

Form 10-KSB

General
1. As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.




							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant



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George Kanakis
Nuwave Technologies, Inc.
January 9, 2006
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